Exhibit 99.8

Form of Releases to Stock Exchanges and Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2016, prepared in compliance with the Indian Accounting Standard(Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2016	2016	2015	2016
	Audited	Audited	Audited	Audited
Revenue from operations	16,782	16,550	14,354	62,441
Other Income, net	753	772	756	3,123
Total Income	17,535	17,322	15,110	65,564
Expenses
Employee benefit expenses	9,282	9,024	8,053	34,406
Deferred consideration pertaining to acquisition	–	–	60	149
Cost of technical sub-contractors	917	925	750	3,531
Travel expenses	740	595	556	2,263
Cost of software packages and others	276	330	312	1,274
Communication expenses	120	117	112	449
Consultancy and professional charges	175	213	169	779
Depreciation and amortization expenses	400	419	313	1,459
Other expenses	825	707	582	2,511
Total Expenses	12,735	12,330	10,907	46,821
Profit Before Minority Interest / Share In Net Profit / (Loss) Of Associate	4,800	4,992	4,203	18,743
Share in net profit/(loss) of associate	(2)	(1)	–	(3)
Profit Before Tax	4,798	4,991	4,203	18,740
Tax expense:
Current tax	1,467	1,426	1,133	5,318
Deferred tax	(105)	(32)	42	(67)
Profit for the Period	3,436	3,597	3,028	13,489
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/asset	(17)	(3)	(7)	(12)
Equity instruments through other comprehensive income	–	–	–	–
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	38	96	144	303
Total other comprehensive income, net of tax	21	93	137	291
Total comprehensive income for the period	3,457	3,690	3,165	13,780
Paid up Share Capital (par Value 5/- each, fully paid)	1,144	1,144	1,144	1,144
Other Equity	60,600	60,600	54,198	60,600
Earnings per equity share (par value 5/- each)
Basic ()	15.03	15.74	13.25	59.02
Diluted ()	15.03	15.74	13.25	59.02

1.	The audited consolidated financial statements for the quarter ended June 30, 2016 have been taken on record by the Board of Directors at its meeting held on July 15, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the Indian Accounting Standard (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	These financial statements are the Group's first Ind-AS financial statements. The Group has adopted all the Ind-AS standards and the adoptions were carried out in accordance with Ind-AS 101-First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Sec 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

3.	The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on July 14, 2016, approved the grant of 1,857,820 RSU's at par value which shall be made on August 1, 2016, to a total of 7,898 eligible and identified high performing employees upto mid level managers of the Company and its subsidiaries under the 2015 Employee Stock Compensation Plan. The RSU's shall vest over a period of four years from the date of grant which shall be exercisable within the period as approved by the committee. Out of these RSU’s, a total of 1,515,135 equity shares will be issued out of the existing treasury shares held by the Infosys Employee Benefits Trust and the balance will be in the form of ADR’s and Phantom stock rights.

4.	In accordance with the postal ballot approved by the shareholders on March 31, 2016, the Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on July 14, 2016, approved the grant of RSU's amounting to $ 2 Million on August 1, 2016 to Dr. Vishal Sikka, CEO and Managing Director. The RSU's are time based and will vest over a period of 4 years subject to continuous service. The exercise price for the grant is equal to the par value of one share per RSU.

5.	Information on dividends for the quarter June 30, 2016

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2016	2016	2015	2016
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	10.00
Final dividend	–	14.25	–	14.25

6. There are no items of expenditure which exceeds 10% of the total expenditure.

7. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2016	2016	2015	2016
Revenue from operations	14,420	14,158	12,738	53,983
Profit before tax	4,460	4,705	3,990	17,600
Profit for the period	3,180	3,391	2,891	12,693

Note:

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited standalone financial statements as stated.

8. Reconciliation of Consolidated Statement of Profit and loss as previously reported under IGAAP to Ind AS

(in crore)

Particulars	Note	Three months ended June 30, 2015
		IGAAP	Effects of transition to Ind-AS	Ind AS
Revenue from operations		14,354	–	14,354
Other income, net		756	–	756
Net Income		15,110	–	15,110
Expenses
Employee benefit expenses	1.1	8,061	(8)	8,053
Deferred consideration pertaining to acquisition	1.2	46	14	60
Cost of technical sub-contractors		750	–	750
Travel expenses		556	–	556
Cost of software packages and others		312	–	312
Communication expenses		112	–	112
Consultancy and professional charges		169	–	169
Depreciation and amortization expenses	1.3	282	31	313
Other expenses	1.2	581	1	582
Total expenses		10,869	38	10,907
Profit before minority interest / share in net profit / (loss) of associate		4,241	(38)	4,203
Share in net profit/(loss) of associate		–	–	–
PROFIT BEFORE TAX		4,241	(38)	4,203
Tax expense:
Current tax	1.4	1,131	2	1,133
Deferred tax	1.5	49	(7)	42
Profit for the Period		3,061	(33)	3,028
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/asset	1.1	–	(7)	(7)
Equity instruments through other comprehensive income		–	–	–
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	1.6	39	105	144
Total other comprehensive income, net of tax		39	98	137
Total comprehensive income for the period		3,100	65	3,165

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies

Explanations for reconciliation of Consolidated Statement of profit and loss as previously reported under IGAAP to Ind-AS

1.1	a)	As per Ind-AS 19 - Employee Benefits, actuarial gain and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.
	b)	Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.
1.2	Adjustments reflect impact of discounting pertaining to deferred and contingent consideration payable for business combination
1.3	Adjustment reflects impact of amortisation of intangible assets included within goodwill under the IGAAP, separately recognized under Ind-AS
1.4	Tax component on actuarial gains and losses which was transferred to other comprehensive income under Ind AS
1.5	The reduction in deferred tax expense is on account of reversal of deferred tax liabilities recorded on intangible assets acquired in business combination.
1.6	Under Ind-AS, exchange differences on translation of foreign operations are recorded in other comprehensive income.

9. Segment reporting (Ind-AS Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2016	2016	2015	2016
Revenue by business segment
Financial Services (FS)	4,551	4,522	3,882	17,024
Manufacturing (MFG)	1,844	1,748	1,616	6,948
Energy & utilities, Communication and Services (ECS)	3,719	3,635	3,166	13,547
Retail, Consumer packaged goods and Logistics (RCL)	2,861	2,727	2,342	10,226
Life Sciences, Healthcare and Insurance (HILIFE)	2,004	2,083	1,870	8,090
Hi-Tech	1,322	1,327	1,151	4,891
All other segments	481	508	327	1,715
Total	16,782	16,550	14,354	62,441
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	16,782	16,550	14,354	62,441
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,267	1,249	1,073	4,839
Manufacturing (MFG)	451	426	346	1,560
Energy & utilities, Communication and Services (ECS)	1,066	1,108	952	4,029
Retail, Consumer packaged goods and Logistics (RCL)	802	767	649	2,840
Life Sciences, Healthcare and Insurance (HILIFE)	522	626	478	2,265
Hi-Tech	321	364	270	1,301
All other segments	21	105	(7)	259
Total	4,450	4,645	3,761	17,093
Less: Other unallocable expenditure	403	425	314	1,473
Add: Unallocable other income	753	772	756	3,123
Add: Share in Associate's profit / (loss)	(2)	(1)	–	(3)
Profit before tax and non-controlling interests	4,798	4,991	4,203	18,740

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind AS 108 - Operating Segments, the Chief Operating Decision Marker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board for Infosys Limited

Bangalore, India July 15, 2016	Dr. Vishal Sikka Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2016, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31 ,	Quarter ended June 30,	Year ended March 31,
	2016	2016	2015	2016
Revenues	2,501	2,446	2,256	9,501
Cost of sales	1,592	1,516	1,434	5,950
Gross profit	909	930	822	3,551
Net profit	511	533	476	2,052
Earnings per Equity Share
Basic	0.22	0.23	0.21	0.90
Diluted	0.22	0.23	0.21	0.90
Total assets	11,317	11,378	10,587	11,378
Cash and cash equivalents including current investments	4,681	4,946	4,537	4,946

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is July 15, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2016, prepared in compliance with the Indian Accounting Standard (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ending June 30,	Year ending March 31,	Quarter ending June 30,
	2016	2016	2015
Revenues from operations	16,782	62,441	14,354
Net profit	3,436	13,489	3,028
Total Comprehensive Income for the period (comprising profit for the period after tax and other comprehensive income after tax)	3,457	13,780	3,165
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	1,144
Other Equity	60,600	60,600	54,198
Earnings per share (par value 5/- each)
Basic	15.03	59.02	13.25
Diluted	15.03	59.02	13.25

Note:

1.	The audited consolidated financial statements for the quarter ended June 30, 2016 have been taken on record by the Board of Directors at its meeting held on July 15, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the Indian Accounting Standard (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	These financial statements are the Group's first Ind-AS financial statements. The Group has adopted all the Ind-AS standards and the adoptions were carried out in accordance with Ind-AS 101-First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Sec 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

3.	The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on July 14, 2016, approved the grant of 1,857,820 RSU's at par value which shall be made on August 1, 2016, to a total of 7,898 eligible and identified high performing employees upto mid level managers of the Company and its subsidiaries under the 2015 Employee Stock Compensation Plan.The RSU's shall vest over a period of four years from the date of grant which shall be exercisable within the period as approved by the committee. Out of these RSU’s, a total of 1,515,135 equity shares will be issued out of the existing treasury shares held by the Infosys Employee Benefits Trust and the balance will be in the form of ADR’s and Phantom stock rights.

4.	In accordance with the postal ballot approved by the shareholders on March 31, 2016, the Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on July 14, 2016, approved the grant of RSU's amounting to $ 2 Million on August 1, 2016 to Dr. Vishal Sikka, CEO and Managing Director. The RSU's are time based and will vest over a period of 4 years subject to continuous service. The exercise price for the grant is equal to the par value of one share per RSU.

5.	Reconciliation of Consolidated Statement of Profit and loss as previously reported under IGAAP to Ind AS

( in crore)

Particulars	Note	Three months ended June 30, 2015
		IGAAP	Effects of transition to Ind-AS	Ind AS
Revenue from operations		14,354	–	14,354
Other income, net		756	–	756
Net Income		15,110	–	15,110
Expenses
Employee benefit expenses	1.1	8,061	(8)	8,053
Deferred consideration pertaining to acquisition	1.2	46	14	60
Cost of technical sub-contractors		750	–	750
Travel expenses		556	–	556
Cost of software packages and others		312	–	312
Communication expenses		112	–	112
Consultancy and professional charges		169	–	169
Depreciation and amortization expenses	1.3	282	31	313
Other expenses	1.2	581	1	582
Total expenses		10,869	38	10,907
Profit before minority interest / share in net profit / (loss) of associate		4,241	(38)	4,203
Share in net profit/(loss) of associate		–	–	–
PROFIT BEFORE TAX		4,241	(38)	4,203
Tax expense:
Current tax	1.4	1,131	2	1,133
Deferred tax	1.5	49	(7)	42
Profit For the Period		3,061	(33)	3,028
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/asset	1.1	–	(7)	(7)
Equity instruments through other comprehensive income		–	–	–
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	1.6	39	105	144
Total other comprehensive income, net of tax		39	98	137
Total comprehensive income for the period		3,100	65	3,165

Explanations for reconciliation of Consolidated Statement of profit and loss as previously reported under IGAAP to Ind AS

1.1	a)	As per Ind-AS 19 - Employee Benefits, actuarial gain and losses resulting from experience adjustment and effects of changes in actuarial assumptions are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.
	b)	Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.
1.2	Adjustments reflect impact of discounting pertaining to deferred and contingent consideration payable for business combinations
1.3	Adjustment reflects impact of amortisation of intangible assets included within goodwill under the IGAAP, separately recognized under Ind-AS
1.4	Tax component on actuarial gains and losses arising from changes in present value of obligation which was transferred to other comprehensive income under Ind AS
1.5	The reduction in deferred tax expense is on account of reversal of deferred tax liabilities recorded on intangible assets acquired in business combination.
1.6	Under Ind-AS, exchange differences on translation of foreign operations are recorded in other comprehensive income.

5. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ending June 30,	Year ending March 31,	Quarter ending June 30,
	2016	2016	2015
Revenues	14,420	53,983	12,738
Profit before tax	4,460	17,600	3,990
Profit for the period	3,180	12,693	2,891

The above is an extract of the detailed format of Quarterly Financial Results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is July 15, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited financial results of Infosys Limited for the quarter ended June 30, 2016, prepared in compliance with the Indian Accounting Standard (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter Ended June 30,	Quarter Ended March 31,	Quarter Ended June 30,	Year Ended March 31,
	2016	2016	2015	2016
	Audited	Audited	Audited	Audited
Revenue from operations	14,420	14,158	12,738	53,983
Other Income, net	761	773	721	3,006
Total Income	15,181	14,931	13,459	56,989
Expenses
Employee benefit expenses	7,605	7,297	6,807	28,207
Deferred consideration pertaining to acquisition	–	–	60	149
Cost of technical sub-contractors	1,135	1,191	965	4,417
Travel expenses	576	438	432	1,655
Cost of software packages and others	224	223	291	1,049
Communication expenses	82	79	80	311
Consultancy and professional charges	119	155	132	563
Depreciation and amortization expense	319	315	252	1,115
Other expenses	661	528	450	1,923
Total Expenses	10,721	10,226	9,469	39,389
Profit before tax	4,460	4,705	3,990	17,600
Tax Expense:
Current tax	1,314	1,309	1,053	4,898
Deferred tax	(34)	5	46	9
Profit for the period	3,180	3,391	2,891	12,693
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/asset	(17)	(3)	(8)	(2)
Equity instruments through other comprehensive income	–	–	–	–
Items that will be reclassified to profit or loss	–	–	–	–
Total other comprehensive income, net of tax	(17)	(3)	(8)	(2)

Total comprehensive income, for the period	3,163	3,388	2,883	12,691
Paid-up share capital (par value 5/- each fully paid)	1,148	1,148	1,148	1,148
Other Equity	59,934	59,934	51,617	59,934
Earnings per equity share ( par value 5 /- each)
Basic ()	13.85	14.76	12.59	55.26
Diluted ()	13.85	14.76	12.59	55.26

1.	The audited financial statements for the quarter ended June 30, 2016 have been taken on record by the Board of Directors at its meeting held on July 15, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited standalone financial statements. The financial statements are prepared in accordance with the Indian Accounting Standard (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	These financial statements are the Company's first Ind-AS financial statements. The Company has adopted all the Ind-AS standards and the adoptions were carried out in accordance with Ind-AS 101-First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Sec 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

3.	The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on July 14, 2016, approved the grant of 1,857,820 RSU's at par value which shall be made on August 1, 2016, to a total of 7,898 eligible and identified high performing employees upto mid level managers of the Company and its subsidiaries under the 2015 Employee Stock Compensation Plan. The RSU's shall vest over a period of four years from the date of grant which shall be exercisable within the period as approved by the committee. Out of these RSU’s, a total of 1,515,135 equity shares will be issued out of the existing treasury shares held by the Infosys Employee Benefits Trust and the balance will be in the form of ADR’s and Phantom stock rights.

4.	In accordance with the postal ballot approved by the shareholders on March 31, 2016, the Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on July 14, 2016, approved the grant of RSU's amounting to $ 2 Million on August 1, 2016 to Dr. Vishal Sikka, CEO and Managing Director. The RSU's are time based and will vest over a period of 4 years subject to continuous service. The exercise price for the grant is equal to the par value of one share per RSU.

5.	Information on dividends for the quarter ended June 30, 2016

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2016	2016	2015	2016
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	10.00
Final dividend	–	14.25	–	14.25

6. There are no items of expenditure which exceeds 10% of the total expenditure.

7. Reconciliation of Statement of Profit and loss as previously reported under IGAAP to Ind-AS

(in crore)

Particulars	Note	Three months ended June 30, 2015
		IGAAP	Effects of transition to Ind AS	Ind -AS
Revenue from operations		12,738	–	12,738
Other income, net		719	2	721
Total Income		13,457	2	13,459
Expenses
Employee benefit expenses	1.1	6,817	(10)	6,807
Deferred consideration pertaining to acquisition	1.2	46	14	60
Cost of technical sub-contractors		965	–	965
Travel expenses		432	–	432
Cost of software packages and others		291	–	291
Communication expenses		80	–	80
Consultancy and professional charges		132	–	132
Depreciation and amortization expenses		252	–	252
Other expenses	1.2	449	1	450
Total expenses		9,464	5	9,469
Profit before Tax		3,993	(3)	3,990
Tax expense:
Current tax	1.3	1,050	3	1,053
Deferred tax		46	–	46
Profit for the Period		2,897	(6)	2,891
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/asset	1.1	–	(8)	(8)
Equity instruments through other comprehensive income		–	–	–
Items that will be reclassified subsequently to profit or loss		–	–	–
Total other comprehensive income, net of tax		–	(8)	(8)
Total comprehensive income for the period		2,897	(14)	2,883

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies

Explanations for Reconciliation of profit and loss as previously reported under IGAAP to Ind AS

1.1	a)	As per Ind-AS 19 - Employee Benefits, actuarial gains and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period
	b)	Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.
1.2.	Adjustments reflect impact of discounting pertaining to deferred consideration and contingent consideration payable for business combinations
1.3	Tax component on actuarial gains and losses which was transferred to other comprehensive income under Ind AS

8. Segment Reporting - Standalone audited

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2016	2016	2015	2016
Revenue by business segment
Financial Services (FS)	3,873	3,805	3,652	14,846
Manufacturing (MFG)	1,472	1,395	1,249	5,434
Energy & utilities, Communication and Services (ECS)	3,341	3,256	2,842	12,124
Retail, Consumer Packaged Goods and Logistics (RCL)	2,583	2,502	2,179	9,411
Life Sciences, Healthcare and Insurance (HILIFE)	1,627	1,626	1,507	6,392
Hi-Tech	1,270	1,265	1,118	4,736
All Other Segments	254	309	191	1,040
Total	14,420	14,158	12,738	53,983
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	14,420	14,158	12,738	53,983
Segment profit before tax
Financial Services (FS)	1,026	1,030	1,054	4,185
Manufacturing (MFG)	410	386	325	1,436
Energy & utilities, Communication and Services (ECS)	1,022	1,081	854	3,829
Retail, Consumer Packaged Goods and Logistics (RCL)	771	757	639	2,817
Life Sciences, Healthcare and Insurance (HILIFE)	451	514	395	1,844
Hi-Tech	341	381	278	1,373
All Other Segments	–	104	(23)	239
Total	4,021	4,253	3,522	15,723
Less: Other unallocable expenditure	322	321	253	1,129
Add: Unallocable other income	761	773	721	3,006
Profit before tax	4,460	4,705	3,990	17,600

Notes on segment information:

Business segments

Based on the "management approach" as defined in Ind AS 108 - Operating Segments, the Chief Operating Decision Marker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments

Segment Assets/Liabilities

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board for Infosys Limited

Bangalore, India July 15, 2016	Dr. Vishal Sikka Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this release is July 15, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.